DANIEL F. SANSONE EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	1200 URBAN CENTER DRIVE BIRMINGHAM, ALABAMA 35242 TELEPHONE: 205 298-3104 FAX: 205 298-2960 E-MAIL: sansoned@vmcmail.com

September 29, 2011

Via EDGAR and Overnight Delivery

Mr. Brad Skinner
Mr. Michael Fay
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vulcan Materials Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 1-33841

Dear Mr. Skinner and Mr. Fay:

Vulcan Materials Company submits this letter in response to your letter dated September 1, 2011, which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have numbered and restated in italics each comment to correspond to the numbering in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements, page 51

Note 1: Summary of Significant Accounting Policies, page 56

Goodwill and Impairment, page 59

1.
We note your disclosure indicating that you have identified thirteen reporting units within your four operating segments.  To help us understand your practices with respect to goodwill testing, please identify these reporting units and explain the basis for your determination that these components of your operating segments are reporting units. As part of your response, please clarify whether components of your operating segments have been aggregated to form reporting units.  If components have been aggregated, explain to us the factors you considered in your determination that aggregation was appropriate.

Response:

We have four operating segments defined by our four product lines; Aggregates, Cement, Concrete and Asphalt Mix. We have identified sixteen components of our four operating segments and these components meet the criteria in ASC 350-20-35-34 to be considered reporting units. These sixteen components are derived directly from the product lines offered at each of our nine regional divisions as follows:

Regional Divisions	Product Lines
	Aggregates	Cement	Concrete	Asphalt Mix
Florida Rock Division	X*	X	X
Southeast Division	X*		X
Southern & Gulf Coast Division	X*
Southwest Division	X*		X	X
Mideast Division	X
Midsouth Division	X
Midwest Division	X
Western Division	X		X	X
Northern Concrete Division			X

* These four components have been aggregated into a single reporting unit, the Gulf Coast reporting unit.

In accordance with ASC 350-20-35-35, our Florida Rock, Southeast, Southern & Gulf Coast, and Southwest Aggregates components have been aggregated and deemed a single reporting unit resulting in a total of thirteen reporting units. These aggregated components comprise the “Gulf Coast” reporting unit and were so aggregated due to the existence of similar economic characteristics (as described in ASC 350-20-55-6 through 55-8 to include both quantitative and qualitative considerations) amongst the four components.

As provided for in ASC 350-20-55-1, determining whether a component of an operating segment is a reporting unit is a matter of judgment based on an entity's individual facts and circumstances.  Key factors in that determination include how an entity manages its operations and how an acquired entity is integrated with the acquiring entity.  In determining whether these four components should be combined into one reporting unit based upon economic similarities, we considered the factors in ASC 280-10-50-11 as well as the factors in ASC 350-20-55-7.

We considered both qualitative and quantitative factors in determining whether these four components should be aggregated; however, we placed more weight on the qualitative factors as prescribed by ASC 350-20-55-6.  This guidance states that the assessment of similar economic characteristics is a matter of judgment and is more qualitative than quantitative.

We concluded that the preponderance of evidence supported the aggregation of these four components since these operations are integrated to such a degree that decisions, both operational and strategic, at one component are substantially influenced by and coordinated with decisions at the other components within the aggregated reporting unit due to our strategy around serving the Gulf Coast.

There are limited reserves of quality construction aggregates produced locally in the Gulf Coast region as a result of a geological fall line that extends from Texas to the East Coast (refer to the graphic below).  Limited reserves of locally produced construction aggregates require the importation of construction aggregates from distant sources.  As a result, over the past 20 to 25 years, we have developed barge, ocean-going vessel, long-haul trucking and rail transportation systems to serve the Gulf Coast region from remote locations. The production and distribution facilities serving the Gulf Coast region are spread across the four components with significant overlap between them.  Much of the distribution logistics to serve the Gulf Coast is managed centrally by one component.

Our strategy to serve the Gulf Coast includes shipping construction aggregates by barge down the Mississippi River from as far north as Kentucky into coastal markets in Louisiana, Mississippi, Alabama and Florida as well as markets along the Mississippi River.  We also serve these same coastal markets by barge from northern Alabama via the Tennessee-Tombigbee Waterway.  We have three ocean-going vessels that ship construction aggregates from our single largest quarry located in the Yucatan Peninsula of Mexico to coastal markets in Texas, Louisiana, Mississippi, Alabama and Florida.  The material can then be distributed to inland markets by rail or long-haul truck.  Additionally, we have developed an extensive rail network along the Norfolk Southern and CSX rail lines with direct routes from Alabama and Georgia to the Florida Panhandle, central Florida as well as both inland and coastal markets in Alabama and Mississippi.

Serving these overlapping markets efficiently and strategically to maximize consolidated earnings requires extensive coordination and collaboration among the management of these four components.  Corporate executives, division presidents and vice presidents, and operating personnel from each component meet and converse regularly in order to plan strategies and coordinate the logistics of serving markets that overlap extensively.  The performance of these four components is assessed as a whole and management is incentivized for collectively maximizing the consolidated earnings of the Gulf Coast reporting unit.

The following graphic shows our distribution networks into the Gulf Coast and surrounding markets, illustrating the overlap and consequent need for these four components to function collectively to efficiently serve these markets.  This graphic has been shared with our stockholders on numerous occasions to describe our strategy in the Gulf Coast market.

In addition to the interdependencies discussed above, there are other factors that underscore the similarities and interdependencies among these four components including:

•	nearly identical products (construction aggregates),
•	similar production processes and distribution methods (rail, barge, ship, and truck),
•	and similar and even the same customers in many instances.

This commonality of customers among each of the four components requires coordination across the components in order to effectively meet the needs of shared customers.

Overall, management operates the businesses of the components within the Gulf Coast reporting unit in a manner that demonstrates interdependency.  Due to those interdependencies, we have concluded that the goodwill allocated to the Gulf Coast reporting unit is recoverable from each of these components working in concert.

Quantitatively, each component exhibits a wide range of margins due to a number of factors including the location of the quarries in each component, distance from the quarry or distribution facility to a specific job site, barriers to entry in the market, the different mix of producing quarries and distribution facilities, and the quality and grade of the aggregates produced by the quarries in any given year.  The mix of relatively higher-profit quarries versus relatively lower-profit quarries differs to some degree between the components, and that mix fluctuates over time as quarries deplete and greenfield sites are developed or existing quarries are acquired.

Additionally, provide us a copy of the information regularly reviewed by your chief operating decision maker to make decisions about resources to be allocated to operating segments and to assess operating segment performance.

Response:

Our chief operating decision maker (CODM) is Don James, Chairman and Chief Executive Officer (CEO). We have a matrix form of organization in which our CODM reviews information by product lines and by divisions, which are organized geographically. Since the information used by our CEO to assess performance and allocate resources is provided by product lines and by divisions, we have defined our operating segments, which are also our reportable segments, by product lines as required by ASC 280-10-50-9. Additionally, we believe that providing information along product lines rather than by division provides more useful information to investors, analysts and other stakeholders as it provides better insight into the nature of our business activities.  For example, the disparity between product line margins, production processes, and distribution methods is more apparent between product lines than among geographic divisions.

As requested, we are providing a copy of the information regularly reviewed by our CODM.  These items are being provided separately as supplemental submissions under Rule 12b-4 under the Securities Exchange Act of 1934.  We request that the materials be returned to us in accordance with Rule 12b-4 and request confidential treatment of those materials pursuant to Rule 83 of the Commission’s Rules of Practice.

Impairment of Long-Lived Assets Excluding Goodwill, page 60

2.
Please identify for us the lowest level of identifiable cash flows that is used to recognize and measure impairment of your long-lived assets, as provided by ASC 360-10-35-23, and provide us an analysis to support your determination.  As part of your response, address how you view your aggregates facilities, sand and gravel plants, asphalt plants, and ready-mixed concrete facilities, including whether any of these components have identifiable cash flows and how you have considered the largely independent issue, if applicable.

Response:

We test long-lived assets for impairment at a significantly lower level than the level at which we test goodwill for impairment.  In markets where we do not produce downstream products (e.g. ready-mixed concrete and asphalt mix), the lowest level of largely independent identifiable cash flows is at the individual aggregates operation or a collection of aggregates operations collectively serving a local market. The lowest level of largely independent identifiable cash flows in markets where we are vertically integrated varies to some degree by market, as noted below.  However, in all markets where we are vertically integrated, the cash flows of our downstream and upstream businesses are not largely independently identifiable as the selling price of the upstream products (aggregates and cement) determines the profitability of the downstream business.

Our business strategy is based on our strength in aggregates. Aggregates are used in all types of construction and in the production of asphalt mix and ready-mixed concrete. We are vertically integrated in certain markets where the competitive landscape for aggregates necessitates that we produce one or both downstream products. Our Concrete segment relies on our aggregates production locations and our single cement plant to supply raw materials, functioning as customers to our aggregates and cement operations.  Our Asphalt Mix segment relies on our aggregates production locations to supply raw materials, functioning as customers to our aggregates. Virtually all the aggregates requirements of our Asphalt Mix and Concrete segments are provided through our Aggregates segment. Whether sold to an external customer or used internally in the production of asphalt mix and ready-mixed concrete, 96% of our total revenues are tied to our aggregates business.  By weight, aggregates comprise approximately 95% of asphalt mix and 78% of ready-mixed concrete.  It is a long-standing practice to supply aggregates and cement to the downstream operations at prices approximating those charged to unaffiliated customers using the product in similar applications.

The following analysis illustrates how we identify the lowest level of largely independent identifiable cash flows in markets where we offer downstream products. Each division described below contains numerous long-lived asset groups.

Western Division and Southwest Division

In our Western and Southwest divisions (including California, Arizona, New Mexico and Texas) asphalt mix plants and ready-mixed concrete facilities are typically located on our aggregates production sites or in close proximity to a specifically identified aggregates operation. Accordingly, the downstream businesses are grouped with the related aggregates operations that supply the downstream facilities. These markets are generally local, and grouping these assets by local markets is the only way to establish largely independent identifiable cash flows.

Northern Concrete Division

We produce ready-mixed concrete in certain mid-Atlantic markets including the northern Virginia/Washington, D.C. market, the greater Baltimore, Maryland market and the Tidewater market encompassing Richmond and Norfolk, Virginia. The ready-mixed concrete facilities are generally managed as regional businesses given the high population density of these markets, especially the Washington, D.C. metropolitan market. We supply substantially all of the aggregates necessary to our ready-mixed concrete businesses from our aggregates operations. Consequently, we aggregate the regional ready-mixed concrete business with the aggregates operation that supplies it with the greatest quantity of aggregates.

Florida Rock Division

In Florida, we produce both key materials that are essential to the production of ready-mixed concrete – aggregates and cement. This division’s ready-mixed concrete footprint extends across the state of Florida into southern Georgia. Due to insufficient acceptable quality aggregates in the region, we largely supply our Florida ready-mix concrete operations with aggregates by ship from our SacTun quarry in Mexico or by rail from inland production operations.  We also fulfill some of our aggregates requirements for our ready-mixed concrete operations from Vulcan-operated facilities in Florida. We supply our ready-mixed concrete operations with cement almost exclusively from our cement production facility in Newberry, Florida. Accordingly, we aggregate our ready-mixed concrete operations with an upstream operation where a significant current relationship exists, i.e. where the upstream operation supplies material to the particular ready-mixed concrete operation.

Southeast Division

We entered the ready-mixed concrete business in Georgia by acquiring a business consisting of 12 ready-mixed concrete facilities on August 26, 2010. As of December 31, 2010, there had been no events or changes in circumstances, including those described in ASC 360-10-35-21, that would have suggested the carrying value of the division’s ready-mixed concrete assets were not recoverable. For purposes of identifying largely independent cash flows, we considered these 12 ready-mixed concrete facilities to be a regional business as they had not yet been fully integrated. After the facilities are fully integrated, identifying largely independent cash flows will necessitate grouping the ready-mixed concrete operations with the supplying upstream businesses. We currently supply the division’s ready-mixed concrete facilities with cement almost exclusively from our Newberry plant in Florida through inventory swap arrangements, and with aggregates from our aggregates operations in Georgia.

3.
In light of the year-over-year declines in ready-mixed concrete shipments, the 10% decline in average selling price for ready-mixed concrete, and the negative gross profit in the Concrete segment, as discussed on page 31, please tell us whether you tested for recovery the long-lived assets related to your Concrete segment, as provided by ASC 360-10-35-21.  If you determined it was not necessary to test for recoverability, explain to us how you arrived at this conclusion.  If you did test for recoverability, provide us the undiscounted cash flows analysis and any fair value analysis performed, as prescribed by ASC 360-10-35-17.

Response:

We perform ongoing reviews to determine if any triggering events, such as the examples listed in ASC 360-10-35-21, have occurred that could indicate a potential impairment of long-lived assets. In addition to ongoing monitoring for events or changes in circumstances that might indicate that the carrying amount of our asset groups may not be recoverable, we analyze the undiscounted cash flows of all our asset groups on an annual basis to determine if the conditions in ASC 360-10-35-21(e) are present.  This analysis is performed whether or not an event or change in circumstances, as defined in ASC 360-10-35-21, has occurred that may indicate that the carrying amount of our long-lived assets may not be recoverable.

In 2010, results of this annual analysis indicated that the carrying values of our asset groups that contain ready-mixed concrete operations were recoverable.  Furthermore, our ongoing review did not reveal any events or changes in circumstances in our asset groups that contain ready-mixed concrete operations that indicated the long-lived assets of an asset group were not recoverable. Consequently, we did not test for recoverability or perform a fair value analysis for our asset groups that contain ready-mixed concrete operations.

We are providing a summary of the undiscounted cash flow analysis performed with respect to our ready-mixed concrete operations as part of the annual review of our asset groups. This item is being provided separately as a supplemental submission under Rule 12b-4 under the Securities Exchange Act of 1934.  We request that the materials be returned to us in accordance with Rule 12b-4 and request confidential treatment of those materials pursuant to Rule 83 of the Commission’s Rules of Practice.

4.
We note that during 2010 you recorded a $3,936,000 loss on impairment of long-lived assets, and the loss related to certain non-strategic assets across multiple operating segments.  It is not clear, however, which long-lived assets you tested for recoverability.  Please identify for us the long-lived assets that you tested under ASC 360-10-35-21.

As a result of our ongoing monitoring for events and changes in circumstances that would indicate the carrying amount of our asset groups may not be recoverable, we identified an asset group in our Cement segment which we believed would be sold or otherwise disposed of significantly before the end of its previously estimated useful life.  We acquired this asset group from Florida Rock in 2007 and it was not a strategic operation as it did not produce any of our core products. An undiscounted cash flow analysis indicated that the carrying values of the assets were not recoverable.  A discounted cash flow analysis indicated that the carrying value of this asset group exceeded its fair value. Consequently, in accordance with ASC 360-10-35-17, we recognized a $2,500,000 loss on impairment of long-lived assets.

Additionally, another asset group acquired from Florida Rock in our Aggregates segment was classified as held-for-sale at December 31, 2010. This was a foreign operation that was isolated and had not been integrated with our other operations. A market analysis indicated that the carrying value of this asset group exceeded its fair value less cost to sell.   Consequently, in accordance with ASC 360-10-35-38, we recognized a loss of $1,436,000 to write-down the assets to fair value less cost to sell during the year ended December 31, 2010.

Note 12: Commitments and Contingencies, page 90

5.
We note your disclosure that you cannot reasonably estimate a range of loss pertaining to the New Jersey Department of Environmental Protection, et al., California Water Service Company, City of Sunnydale California and Suffolk County Water Authority cases.  With a view towards expanded disclosure, please explain to us how you made this determination, highlighting the most significant items that you considered.  As part of your response, indicate when, and under what circumstances, you believe you will be able to estimate a possible loss or range of loss, as provided by ASC 450-20-50-3 and 50-4.

Response:

The four cases you are inquiring about relate to our former Chemicals business, which was divested in June 2005.

Lower Passaic River Clean-up

Plaintiffs in the New Jersey Department of Environmental Protection case sued Occidental Chemical Corp., Tierra Solutions, Inc., Maxus Energy Corp. and several other defendants for alleged contamination of the Lower Passaic River (the River) with dioxins.   In turn, these defendants brought in over 300 third-party defendants, including us, that are alleged to have contributed to contamination of the River.  Our former Chemicals business operated a plant adjacent to the River in the 1960’s and 1970’s.  Although the original complaint focuses on dioxin contamination, the third-party complaint attempts to open the case to many other alleged contaminants.

At the present time, this complex case is in the early stages of an enormous amount of discovery.  It is unclear what contaminants and legal issues will ultimately be presented at trial or what parties will ultimately participate in the trial.  It is unknown at this time, what, if any, substances we may have discharged into the River.   Studies are ongoing related to this and other subjects.  Therefore, there is no credible basis for Vulcan to project whether it has any liability in this matter or to what extent it may be responsible for any alleged but as yet unquantified damages.

There is also a Remedial Investigation/Feasibility Study (RI/FS) being performed on parts of the River.  There are 67 Potentially Responsible Parties (PRP’s) participating in this RI/FS, and Vulcan’s current share of the RI/FS costs is approximately 1.6%.  The Environmental Protection Agency (EPA) also is independently conducting a Focused Feasibility Study.  These studies may take several more years to complete.  Additionally, the PRP’s have not undertaken a process to allocate potential costs of any remedial measures that may be selected by the EPA based on the outcome of these studies.  Until these steps are completed, we have no basis to evaluate any legal exposure in connection with these studies, much less any potential ultimate costs.

Given the preliminary stages of both the lawsuit and the administrative proceedings, we cannot determine the likelihood or reasonably estimate a range of loss pertaining to the Lower Passaic River matters, and we would not expect to be able to do so unless and until developments further clarify the issues.

We propose to include the following expanded disclosure in future filings (additional disclosure underlined for ease of review):

LOWER PASSAIC RIVER CLEAN-UP — We have been sued as a third-party defendant in New Jersey Department of Environmental Protection, et al. v. Occidental Chemical Corporation, et al., a case brought by the New Jersey Department of Environmental Protection in the New Jersey Superior Court. The third-party complaint was filed on February 4, 2009. This suit by the New Jersey Department of Environmental Protection seeks recovery of past and future clean-up costs, as well as unspecified economic damages, punitive damages, penalties and a variety of other forms of relief arising from alleged discharges into the Lower Passaic River (the River) of dioxin and other unspecified hazardous substances. Our former Chemicals business operated a plant adjacent to the River and has been sued, along with approximately 300 other third-party defendants. This case is in the early stages of discovery.  It is unclear at this time what contaminants and legal issues will ultimately be presented at trial or what parties will ultimately participate in the trial.  It is also unknown at this time, what, if any, substances we may have discharged into the River.  A liability trial is scheduled for April 2013. A separate damages trial, if required, is scheduled for January 2014.  Additionally, Vulcan and approximately 70 other companies are parties to a May 2007 Administrative Order of Consent with the U.S. Environmental Protection Agency to perform a Remedial Investigation/Feasibility Study of the contamination in the lower 17 miles of the River. This study is ongoing and may take several more years to complete.

Perchloroethylene Cases

The California Water Services Company (Cal Water), City of Sunnyvale California (Sunnyvale) and Suffolk County Water Authority (Suffolk County) cases involve perchloroethylene (perc), which was a product manufactured by our former Chemicals business. Perc is a cleaning solvent used in dry cleaning and other industrial applications.

Plaintiffs in the Cal Water and Suffolk County cases allege that they own and/or operate public drinking water systems and that certain of their drinking water supply wells have been contaminated with perc used at dry cleaners. Defendants include numerous current and former manufacturers and distributors of perc and dry cleaning equipment.

The Cal Water case has been the subject of extensive phased discovery. When this case was filed in 2008, there were approximately 244 wells at issue, with claims for strict liability, negligence, nuisance and trespass. As a result of the discovery to date, which has focused principally on issues such as legal injury (as defined by the maximum contaminant level for perc) and the statute of limitations, the current number of wells has been reduced to 14, and only claims for nuisance and trespass remain. Recently, plaintiffs identified 63 dry cleaners that allegedly used perc in the vicinity of the 14 wells at issue, and discovery will commence on those dry cleaners in the near future. At this time, plaintiffs have not established that our perc was used at any specific dry cleaner, much less that we are liable for any alleged contamination of a specific well. Nor have plaintiffs established the fact or amount of compensable damages to which they might be entitled. Given these uncertainties, we cannot determine the likelihood or reasonably estimate a range of loss pertaining to the Cal Water case, and we would not expect to be able to do so unless and until discovery further clarifies these issues.

We propose to include the following expanded disclosure in future filings (additional disclosure underlined for ease of review):

CALIFORNIA WATER SERVICE COMPANY — On June 6, 2008, we were served in an action styled California Water Service Company v. Dow, et al., now pending in the San Mateo County Superior Court, California. According to the complaint, California Water Service Company "owns and/or operates public drinking water systems, and supplies drinking water to hundreds of thousands of residents and businesses throughout California." The complaint alleges that water wells in a number of communities have been contaminated with perc. The plaintiff is seeking compensatory damages and punitive damages. As a result of the discovery to date, which has focused principally on issues such as legal injury (as defined by the maximum contaminant level for perc) and the statute of limitations, the number of wells at issue has been reduced from 244 to 14. Recently, plaintiffs identified 63 dry cleaners that allegedly used perc in the vicinity of the 14 wells at issue, and discovery will commence on those dry cleaners in the near future. At this time, plaintiffs have not established that our perc was used at any specific dry cleaner or that we are liable for any alleged contamination of a specific well.

The Suffolk County case is similar to Cal Water, but was filed more recently and is not as far along. There currently are approximately 187 wells at issue, with claims for strict liability, negligence, nuisance and trespass. Discovery is being phased as in Cal Water, with the initial focus also on legal injury and the statute of limitations. At this time, plaintiffs have not established that our perc was used at any specific dry cleaner, much less that we are liable for any alleged contamination. Nor have plaintiffs established the fact or amount of compensable damages to which they might be entitled. Given these uncertainties, we cannot determine the likelihood or reasonably estimate a range of loss pertaining to the Suffolk County case, and we would not expect to be able to do so unless and until discovery further clarifies these issues.

We propose to include the following expanded disclosure in future filings (additional disclosure underlined for ease of review):

SUFFOLK COUNTY WATER AUTHORITY — On July 29, 2010, we were served in an action styled Suffolk County Water Authority v. The Dow Chemical Company, et al., in the Supreme Court for Suffolk County, State of New York. The complaint alleges that the plaintiff "owns and/or operates drinking water systems and supplies drinking water to thousands of residents and businesses, in Suffolk County, New York." The complaint alleges that perc and its breakdown products "have been and are contaminating and damaging Plaintiff's drinking water supply wells." The plaintiff is seeking compensatory and punitive damages. At this time, plaintiffs have not established that our perc was used at any specific dry cleaner, much less that we are liable for any alleged contamination. Discovery is being phased, with the initial focus on legal injury and the statute of limitations.

Plaintiffs in the Sunnyvale case are seeking cost recovery and other damages for soil and groundwater contamination allegedly resulting from three former dry cleaner sites in a redevelopment project area. Their claims are based on strict liability, negligence, nuisance and trespass.  Defendants include another manufacturer of perc, distributors, and equipment manufacturers. Discovery to date has not established that any of our perc was used by these three dry cleaners. Plaintiffs are planning to offer at trial testimony of a proposed expert who contends that he has performed an isotopic analysis of the perc in the soil and groundwater and compared it to one known sample of perc taken from one of our former plants many years ago. In his deposition, the individual testified that this one sample of our perc is in the same isotopic range as samples of perc found at the redevelopment project site, although he admitted that he could not conclusively establish that they are the same, nor could he rule out other manufacturers of perc as the source. We have moved under California law to exclude this testimony on the grounds that it is not based on sound science or a recognized methodology and is far too speculative to form the basis for establishing product identification. At this time, we do not believe that plaintiffs can meet their burden of proof to establish that our perc was used at any of the three dry cleaner sites or that we are liable for any alleged contamination. Given these uncertainties, we cannot determine the likelihood or reasonably estimate a range of loss pertaining to the Sunnyvale case, and we would not expect to be able to do so unless and until the court rules on our motion and discovery further clarifies these issues.

We propose to include the following expanded disclosure in future filings (additional disclosure underlined for ease of review):

CITY OF SUNNYVALE CALIFORNIA — On January 6, 2009, we were served in an action styled City of Sunnyvale v. Legacy Vulcan Corporation, f/k/a Vulcan Materials Company, filed in the San Mateo County Superior Court, California. The plaintiffs are seeking cost recovery and other damages for alleged environmental contamination from perc and its breakdown products at the Sunnyvale Town Center Redevelopment Project. At this time, we do not believe that plaintiffs can meet their burden of proof to establish that our perc was used at sites in a redevelopment project area or that we are liable for any alleged contamination. Discovery is ongoing. Trial is scheduled for September 2012.

Additionally, as requested by the Staff, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please do not hesitate to call the undersigned at (205) 298-3104.

Sincerely,

/s/ Daniel F. Sansone

Daniel F. Sansone
Executive Vice President and Chief Financial Officer